PRIMERO ANNOUNCES PLANNED SUCCESSION OF ERNEST MAST TO PRESIDENT AND C.E.O. AND JOSEPH CONWAY TO EXECUTIVE VICE CHAIRMAN

Toronto, Ontario, November 11, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the planned appointment of Mr. Ernest Mast as President and Chief Executive Officer and Director of the Board effective January 31, 2016. Mr. Joseph F. Conway, the Company’s C.E.O. since its inception will assume the role of Executive Vice Chairman as part of an established succession plan.

Mr. Conway’s role of Executive Vice Chairman will be focused on the seamless leadership transition of the incoming C.E.O., fostering expanded relationships between the Board of Directors and senior management and working with the executive team in areas of strategic and corporate development. In mid-2016 Mr. Conway will transition to Vice Chairman and Director of the Board.

"Joe has been a passionate and committed leader," stated Mr. Wade Nesmith, Chairman. "And it has been my privilege to have worked with him over the past five years. On behalf of the Board, I would like to thank Joe for leading the Primero team and building Primero into a low-cost, mid-tier gold producer with two mines, a development project, and exploration properties in Canada and Mexico."

As part of Mr. Conway's planned retirement, Primero has an established leadership succession plan that has prepared Mr. Mast to lead Primero as President and C.E.O. Mr. Mast has been the President and C.O.O. since joining Primero in February 2015. He has over 25 years of international mining experience including the last 15 years in executive leadership roles. Mr. Mast has a Master’s degree in Metallurgical Engineering from McGill University, is a registered professional engineer and is a graduate of the Henley Business School. The Company is in advanced stages of hiring a replacement for Mr. Mast’s operational responsibilities.

"I have enjoyed my leadership role in the early development of Primero and its executive team," stated Mr. Joseph F. Conway, C.E.O. "With Ernie as C.E.O., I have the utmost confidence Primero will demonstrate continued operational improvement, particularly at Black Fox, and achieve superior returns for our shareholders. Ernie’s operational background, Latin American experience and business development mindset are uniquely suited to lead the Company through its next phase of growth."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com